U.S. SE[redacted]COMMISSION
49

05039923

BEST AVAILABLE COPY

ANNUAL AUDITED REPORT

~~FORM X-17A-5~~

PART III

In... Dealers

Pursuant to Section 17 of the ... ies
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8- 43682

REPORT FOR THE PERIOD BEGINNING	01/01/04	AND ENDING	12/31/04
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AK CAPITAL, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
445 Park Avenue, 9th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kowalczyk (212) 333-8634
(Area Code - Telephone No.)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2005
WASH, D.C.
185

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
JUL 21 2005
THOMSON FINANCIAL

AK CAPITAL, LLC

DECEMBER 31, 2004

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

AK CAPITAL, LLC

DECEMBER 31, 2004

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

AK CAPITAL, LLC AND SUBSIDIARES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2004

ASSETS		
Cash	$	104,646
Marketable securities, at market value		15,444,972
Deposit with clearing broker		112,925
Receivable from clearing broker		187,703
Other assets		43,599
Property and equipment, at cost, net of accumulated depreciation of $57,326		115,218
Security deposits		20,310
TOTAL ASSETS	$	16,029,373
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Accrued expenses and other liabilities	$	207,315
Payable to clearing broker		14,155,866
Total liabilities		14,363,181
Member's capital		1,666,192
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	16,029,373